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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 13D/A
                               (Amendment No. 7)

                   Under the Securities Exchange Act of 1934


                              PAMECO CORPORATION
                              ------------------
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                    ---------------------------------------
                        (Title of Class of Securities)


                                   697934305
                                   ---------
                                (CUSIP Number)

                           Angus C. Littlejohn, Jr.
                           Littlejohn & Co., L.L.C.
                            115 East Putnam Avenue
                         Greenwich, Connecticut  06830
                                (203) 552-3500
                                --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 May 29, 2001
                                 ------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13D/A-1(b)(3) or (4), check the following box [_]

Check the following box if a fee is being paid with the statement. [_] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D/A-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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This Amendment No. 7 to the Statement on Schedule 13D (this "Statement"), which is being filed jointly by the Reporting Persons, also constitutes Amendment No. 11 to the Statement on Schedule 13D, as amended, previously filed by Quilvest American Equity Ltd. ("Quilvest") with respect to shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock"), of Pameco Corporation, a Georgia corporation. Immediately prior to the Merger (as defined below) the Class A Common Stock was denominated as Common Stock, par value $.01 per share (the "Common Stock"), of Pameco Corporation, a Delaware corporation (the "Company"). This Statement amends the previously filed Statement on Schedule 13D filed by the Reporting Persons. The previously filed Statement included as a Reporting Person Pameco Acquisition, Inc., a Delaware corporation ("Merger Sub"). Because Merger Sub, as a result of the Merger, has been merged into the Company, it is no longer a Reporting Person. Information in this Statement with respect to Quilvest or its affiliates has been provided by Quilvest.
Information in this Statement with respect to the other Reporting Persons has been provided by such other Reporting Persons. This is the final amendment of this Statement.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to an Agreement and Plan of Merger dated March 6, 2001 (the "Merger Agreement") providing for the merger (the "Merger") of Merger Sub with and into the Company, Littlejohn and Quilvest contributed to Merger Sub the
funds needed to pay the Merger Consideration (as defined below).   Approximately
$1,395,080 was required to pay the Merger Consideration to holders of Common Stock of the Company at the closing of the Merger. All funds used to pay the Merger Consideration were from Buyers' internal funding sources.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     At a special meeting of the stockholders of the Company held on May 29, 2001, the Merger Agreement was approved by the affirmative vote of a majority of the votes cast by the holders of shares of voting stock entitled to vote at the special meeting. A certificate of merger was filed with respect to the Merger with the Secretary of State of the State of Delaware on May 29, 2001. At the effective time of the Merger (May 29, 2001), pursuant to the terms of the Merger Agreement, (a) each outstanding share of Common Stock was cancelled and converted into the right to receive $0.45 in cash (the "Merger Consideration") (except for (i) any shares held by a holder who had taken all actions required to perfect such holder's appraisal rights under Delaware law, (ii) any shares held by the Company as treasury shares, (iii) any shares held by Merger Sub and
(iv) any shares held by a subsidiary of the Company, which shares in the cases of (ii) - (iv) were cancelled and retired); (b) each outstanding share of common stock, par value $0.01 per share, of Merger Sub was cancelled and converted into that number of shares of common stock, par value $0.01 per share, of the Company as the surviving corporation of the Merger equal to the nearest higher whole number to the quotient of (x) the number of shares of Common Stock outstanding at the effective time of the Merger, divided by (y) 10; and (c) each outstanding share of Series A Cumulative Pay-in-Kind Preferred Stock, par value $1.00 per share, of the Company, Series B Cumulative Pay-in-Kind Convertible Preferred Stock, par value $1.00 per share, of the Company, and Series C Cumulative Pay-in-Kind Convertible Preferred Stock, par value $1.00 per share, of the Company remains outstanding and was not exchanged, cancelled or modified in the Merger.

     A Form 15 has been filed with the Commission in order to deregister the Common Stock. A press release relating to the foregoing is being filed as an exhibit to the Amendment No. 3 - Final Amendment to the Schedule 13E-3 Transaction Statement being filed by the Company and others simultaneously with the filing of this document.

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                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  May 29, 2001       Littlejohn Fund II, L.P.

                          By:  Littlejohn Associates II, L.L.C., General Partner


                          By:  /s/ Angus C. Littlejohn, Jr.
                             ------------------------------------
                          Name:  Angus C. Littlejohn, Jr.
                          Title: Manager


                          Littlejohn Associates II, L.L.C.


                          By:  /s/ Angus C. Littlejohn, Jr.
                             ------------------------------------
                          Name:  Angus C. Littlejohn, Jr.
                          Title: Manager


                          /s/ Angus C. Littlejohn, Jr.
                          ---------------------------------------
                          Angus C. Littlejohn, Jr., individually


                          Quilvest American Equity Ltd.


                          By:  /s/ Willem F.P. de Vogel
                               ----------------------------------
                          Name:  Willem F.P. de Vogel
                          Title: Attorney-in-Fact

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